SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 February 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 27 February 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                          Protherics PLC

                                               Notification of Major Interests in Shares

London, UK; Brentwood, TN, US; 27 February 2007 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company  focused on critical care and cancer,  announces that the following  notification  of interest in the ordinary share capital of the Company was received on 26 February 2007 from Legal & General Group Plc.

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1.  Reason for the notification (please tick the appropriate box or boxes)       N/A

    (see additional information)
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An acquisition or disposal of voting rights
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An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

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An event changing the breakdown of voting rights
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Other (please specify):___________________________________________
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2. Full name of person(s) subject to the                             Legal & General Group Plc (L&G)
notification obligation:
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                                                                                   n/a
3. Full name of shareholder(s) (if different from
2.):
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4. Date of the transaction (and date on which the                                  n/a
threshold is crossed or reached if different):
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5. Date on which issuer notified:                                            26 February 2007
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6. Threshold(s) that is/are crossed or reached:                               Above 3% (L&G)
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7. Notified details:
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A: Voting rights attached to shares
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------------------- ---------------------------- ---------------------------------------------------------------------
Class/type of       Situation previous to the    Resulting situation after the triggering transaction
shares
if possible using
the ISIN CODE       Triggering transaction
------------------- ---------------------------- ---------------------------------------------------------------------
------------------- ------------ --------------- -------------- ------------------------------ -----------------------
                    Number of    Number of       Number     of  Number of voting rights        % of voting rights
                    Shares       Voting Rights   shares
------------------- ------------ --------------- -------------- ------------------------------ -----------------------
------------------- ------------ --------------- -------------- -------------- --------------- ---------- ------------
                                                 Direct         Direct         Indirect        Direct     Indirect
------------------- ------------ --------------- -------------- -------------- --------------- ---------- ------------
------------------- ---------------------------- -------------- -------------- --------------- ---------- ------------
 GBP Ord 0.02        7,964,796            3.06%   10,762,183     10,762,183                    3.17%

                    (Under S-198 on 13/04/06)
------------------- ---------------------------- -------------- -------------- --------------- ---------- ------------

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B: Financial Instruments
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Resulting situation after the triggering transaction
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----------------------- ---------------- -------------------------- ----------------------------- --------------------
Type of financial       Expiration       Exercise/ Conversion       Number of voting rights       % of voting rights
instrument              date             Period/ Date               that may be acquired if the
                                                                    instrument is exercised/
                                                                    converted.
----------------------- ---------------- -------------------------- ----------------------------- --------------------
----------------------- ---------------- -------------------------- ----------------------------- --------------------

----------------------- ---------------- -------------------------- ----------------------------- --------------------
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Total (A+B)
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Number of voting rights                                  % of voting rights
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                      10,762,183                                                    3.17%
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8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
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Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (10,762,183 - 3.17% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings)              Legal & General Insurance Holdings Limited
Limited (Direct) (LGIMHD)                                     (Direct) (LGIH)

Legal & General Assurance (Pensions Management)                Legal & General Assurance Society Limited
Limited (PMC)                                                  (LGAS & LGPL)

                                                              Legal & General Pensions Limited (Direct)
                                                              (LGPL)

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Proxy Voting:
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9. Name of the proxy holder:                                                               N/A
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10. Number of voting rights proxy holder will cease to hold:                               N/A
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11. Date on which proxy holder will cease to hold voting rights:                           N/A
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12. Additional information:                           Notification using the total voting rights figure of
                                                                           338,982,994

                                                             First notification under DTR Sourcebook

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                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                          +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                     +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                      +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                              +1 212 850 5600

Or visit  www.protherics.com

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